UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)

Western Midstream Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

958669 103
(CUSIP Number)

Nicole E. Clark
5 Greenway Plaza, Suite 110
Houston, Texas 77046
(713) 215-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Occidental Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
165,681,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
165,681,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
165,681,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents (i) 156,219,520 common units representing limited partner interests in the Issuer (“Common Units”) held by Western Gas Resources, Inc. (“WGRI”), (ii) 457,849 Common Units held by APC Midstream Holdings, LLC (“AMH”) and (iii) 9,004,209 Common Units held by Anadarko USH1 Corporation (“AUSH1”). Occidental Petroleum Corporation (“Occidental”) indirectly owns 100% of the issued and outstanding common stock of Anadarko Petroleum Corporation (“Anadarko”), which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH and AUSH1. Occidental may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH and AUSH1.

** The calculation is based on a total of 380,506,125 Common Units issued and outstanding as of August 12, 2024.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
OXY USA Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
165,681,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
165,681,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
165,681,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents (i) 156,219,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH and (iii) 9,004,209 Common Units held by AUSH1. OXY USA Inc. indirectly owns 100% of the issued and outstanding common stock of Anadarko, which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH and AUSH1. OXY USA Inc. may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH and AUSH1.

** The calculation is based on a total of 380,506,125 Common Units issued and outstanding as of August 12, 2024.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
OXY Oil Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
165,681,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
165,681,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
165,681,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents (i) 156,219,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH and (iii) 9,004,209 Common Units held by AUSH1. OXY Oil Partners, Inc. indirectly owns 100% of the issued and outstanding common stock of Anadarko, which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH and AUSH1. OXY Oil Partners, Inc. may be deemed to beneficially own the Common Units held by WGRI, AMH and AUSH1.

** The calculation is based on a total of 380,506,125 Common Units issued and outstanding as of August 12, 2024.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Baseball Merger Sub 2, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
165,681,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
165,681,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
165,681,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents (i) 156,219,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH and (iii) 9,004,209 Common Units held by AUSH1. Baseball Merger Sub 2, Inc. directly owns 100% of the issued and outstanding common stock of Anadarko, which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH and AUSH1. Baseball Merger Sub 2, Inc. may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH and AUSH1.

** The calculation is based on a total of 380,506,125 Common Units issued and outstanding as of August 12, 2024.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Anadarko Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
165,681,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
165,681,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
165,681,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents (i) 156,219,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH and (iii) 9,004,209 Common Units held by AUSH1. Anadarko directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH and AUSH1 and may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH and AUSH1.

** The calculation is based on a total of 380,506,125 Common Units issued and outstanding as of August 12, 2024.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Western Gas Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
156,677,369*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
156,677,369*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
156,677,369*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents (i) 156,219,520 Common Units held by WGRI and (ii) 457,849 Common Units held by AMH. In addition to its Common Units held of record, WGRI directly owns 100% of the issued and outstanding equity interests of AMH and may, therefore, be deemed to beneficially own the Common Units held by AMH.

** The calculation is based on a total of 380,506,125 Common Units issued and outstanding as of August 12, 2024.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
APC Midstream Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
457,849*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
457,849*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
457,849*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO - limited liability company

* Represents 457,849 Common Units held by AMH.

** The calculation is based on a total of 380,506,125 Common Units issued and outstanding as of August 12, 2024.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
WGR Asset Holding Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Anadarko Holding Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,004,209*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,004,209*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,004,209*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents 9,004,209 Common Units held by AUSH1. Anadarko Holding Company ("AHC") and Kerr-McGee Corporation ("KMG") together own 100% of the common stock of Kerr-McGee Worldwide Corporation ("KMWW"), and Anadarko and KMWW together indirectly own 100% of the common stock of AUSH1.

** The calculation is based on a total of 380,506,125 Common Units issued and outstanding as of August 12, 2024.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Kerr-McGee Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,004,209*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,004,209*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,004,209*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents 9,004,209 Common Units held by AUSH1. AHC and KMG together own 100% of the common stock of KMWW, and Anadarko and KMWW together indirectly own 100% of the common stock of AUSH1.

** The calculation is based on a total of 380,506,125 Common Units issued and outstanding as of August 12, 2024.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Kerr-McGee Worldwide Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,004,209*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,004,209*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,004,209*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents 9,004,209 Common Units held by AUSH1. KMWW and Anadarko together indirectly own 100% of the common stock of AUSH1.

** The calculation is based on a total of 380,506,125 Common Units issued and outstanding as of August 12, 2024.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Anadarko USH1 Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,004,209*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,004,209*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,004,209*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents 9,004,209 Common Units held of record by AUSH1.

** The calculation is based on a total of 380,506,125 Common Units issued and outstanding as of August 12, 2024.

Explanatory Note

This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 19, 2019 (the “Original Schedule 13D,” and as amended, the “Schedule 13D”) relating to the common units representing limited partner interests (the “Common Units”) in Western Midstream Partners, LP, a Delaware master limited partnership (the “Issuer”) beneficially owned by Occidental Petroleum Corporation (“Occidental”), OXY USA Inc. (“OXY USA”), OXY Oil Partners, Inc. (“OOP”), Baseball Merger Sub 2, Inc. (“BMS”), Anadarko Petroleum Corporation (“Anadarko”), Western Gas Resources, Inc. (“WGRI”), APC Midstream Holdings, LLC (“AMH”), WGR Asset Holding Company LLC (“WGRAH”), Anadarko Holding Company (“AHC”), Kerr-McGee Corporation (“KMG”), Kerr-McGee Worldwide Corporation (“KWC”) and Anadarko USH1 Corporation (“AUSH1” and together with Occidental, OXY USA, OOP, BMS, Anadarko, WGRI, AMH, WGRAH, AHC and KWC, the “Reporting Persons”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D and subsequent amendments, as applicable.

The filing of this Amendment No. 7 shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Common Units reported herein. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership in any such Common Units.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

August 2024 Secondary Offering

On August 12, 2024, the Issuer, Western Midstream Holdings, LLC, WGRAH, AUSH1 and Barclays Capital Inc., as underwriter (the “Underwriter”), entered into an Underwriting Agreement (the “Underwriting Agreement”), pursuant to which the Underwriter agreed to purchase 14,139,260 and 4,860,740 Common Units from WGRAH and AUSH1, respectively, at a price of $35.75  per unit.

Pursuant to the Underwriting Agreement, AUSH1 granted the Underwriter an option, exercisable for 30 days, to purchase up to an additional 2,850,000 Common Units at $35.75 per unit. The Underwriter elected to partially exercise the option, and on August 14, 2024, WGRAH and AUSH1 sold 14,139,260 and 5,360,740 Common Units to the Underwriter, respectively.

Pursuant to the Underwriting Agreement, the Issuer, WGRAH, AUSH1 and certain directors and officers of the Issuer have agreed not to sell or otherwise dispose of any Common Units held by them for a period ending 45 days after the date of the Underwriting Agreement without first obtaining the written consent of the Underwriter, subject to certain exceptions.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the lock-up provisions of the Underwriting Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors of the general partner of the Issuer (the “Board”), other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Units; security offerings and/or Common Unit repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) See the information on the cover pages of this Amendment No. 7 to the Schedule 13D, which is incorporated by reference herein.

(c) None of the Reporting Persons, or to the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transactions in the Common Units during the past 60 days, other than as described in Item 4 of this Amendment No. 7 to the Schedule 13D.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of the Schedule 13D and in this Item 5.  Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

The description of the Underwriting Agreement in Item 4 above is hereby incorporated by reference into this Item 6. A copy of the Underwriting Agreement is included as an exhibit to this filing.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following exhibit:

Exhibit
AC
Underwriting Agreement, dated August 12, 2024, by and among Western Midstream Partners, LP, Western Midstream Holdings, LLC, WGR Asset Holding Company LLC, Andarko USH1 Corporation and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K filed on August 14, 2024).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2024
OCCIDENTAL PETROLEUM CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President, Corporate Secretary and Chief Compliance Officer

OXY USA INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

OXY OIL PARTNERS, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

BASEBALL MERGER SUB 2, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

ANADARKO PETROLEUM CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

WESTERN GAS RESOURCES, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

APC MIDSTREAM HOLDINGS, LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

WGR ASSET HOLDING COMPANY LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

ANADARKO HOLDING COMPANY

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

KERR-MCGEE CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

KERR-MCGEE WORLDWIDE CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

ANADARKO USH1 CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary